                                 SCHEDULE 13E-3

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------


This statement is filed in connection with (check the appropriate box):

a.      [ ]     The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C or Rule
                13e-3(c) under the Securities Exchange Act of 1934.

b.      [ ]     The filing of registration statement under the Securities
                Act of 1933.

c.      [x]     A tender offer.

d.      [ ]     None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
$267,834,554                                 $53,557.00
--------------------------------------------------------------------------------

*For purposes of calculating the fee only. This amount assumes the purchase of all shares of Class A common stock, par value $.01 per share, and all shares of Class B common stock, par value $.01 per share, (collectively, the "Common Shares") of Herbalife International, Inc. (the "Company") from stockholders other than the Continuing Stockholder (as defined herein) at a price per share of $17.00 in cash, plus the payment of the aggregate spread value of the outstanding options to purchase Common Shares to be cancelled in the transactions (based upon the applicable strike price and the per share transaction price), estimated at $57,054,733. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate transaction value.

[x] Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee-was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:                      $53,557
Form or Registration No.:                    Schedule 14D-1
Filing Party:                                MARK HUGHES
                                             MH Millennium Holdings LLC
                                             MH Millennium Acquisition Corp.
Date Filed:                                  September 17, 1999
--------------------------------------------------------------------------------

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Herbalife International, Inc., a Nevada corporation (the "Company" or "Herbalife"), MH Millennium Holdings LLC, a Delaware limited liability company (the "Parent"), MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser") and Mark Hughes ("Mr. Hughes"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $.01 per share of the Company ("Class A Shares") and Class B common stock, par value $.01 per share ("Class B Shares" and, together with the Class A Shares, the "Shares") of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Mr. Hughes and entities controlled and beneficially owned by him, directly or indirectly (the "Continuing Stockholder"), has agreed not to tender any Shares owned by the Continuing Stockholder pursuant to the Offer and to ensure that none of such Shares will be cancelled for cash in the merger (the "Merger") to be consummated if the Offer is consummated. In the Merger, all Shares outstanding and held by stockholders other than the Continuing Stockholder, Parent, Purchaser or the Company (the "Public Stockholders") (except dissenting Shares) will be cancelled for $17.00 per Share in cash.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 13, 1999, by and among the Company, Parent, Purchaser, Mr. Hughes and The Mark Hughes Family Trust the ("Merger Agreement"), which provides, among other things, that after the satisfaction or waiver of the conditions set forth therein (including, without limitation, the purchase of the Shares pursuant to the Offer), Purchaser will be merged with and into the Company, and the separate existence of the Purchaser shall cease and the Company will continue as the surviving corporation, which will be owned by the Continuing Stockholder.

The Offer will commence on Friday, September 17, 1999 and will expire at 12 midnight, New York City time, on Friday October 15, 1999, unless the Offer is extended.

The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed by Parent, Purchaser and Mark Hughes with the Securities and Exchange Commission (the "Commission") on the date hereof, of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the Schedules and Annexes thereto.

                             CROSS REFERENCE SHEET


   ITEM IN                                                           WHERE
SCHEDULE 13E-3                                                 IN SCHEDULE 14D-1
--------------                                                 -----------------
Item 1(a)-(c)...................................................   Item 1(a)-(c)
Item 1(d).......................................................   *
Item 1(e).......................................................   **
Item 1(f).......................................................   *
Item 2..........................................................   Item 2
Item 3..........................................................   Item 3
Item 4(a).......................................................   *
Item 4(b).......................................................   *
Item 5..........................................................   Item 5
Item 6(a).......................................................   Item 4(a)-(b)
Item 6(b).......................................................   *
Item 6(c).......................................................   Item 4(b)-(b)
Item 6(d).......................................................   **
Item 7(a).......................................................   Item 5
Item 7(b)-(d)...................................................   *
Item 8..........................................................   *
Item 9..........................................................   *
Item 10(a)......................................................   Item 6(a)
Item 10(b)......................................................   **
Item 11.........................................................   Item 7
Item 12.........................................................   *
Item 13(a)-(b)..................................................   *
Item 13(c)......................................................   **
Item 14(a)......................................................   *
Item 14(b)......................................................   **
Item 15(a)......................................................   *
Item 15(b)......................................................   Item 8
Item 16.........................................................   Item 10(f)
Item 17.........................................................   Item 11

----------------

*  The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

Item 1. Issuer and Class of Security Subject to the Transaction.

        (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

        (d) The information set forth in THE TENDER OFFER -- Section 11 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

        (e) The information set forth in SPECIAL FACTORS -- ("Description of DECS Securities") and THE TENDER OFFER -- Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

        (f) The information set forth in THE TENDER OFFER -- Section 14 ("Recent Purchases of Company Securities") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

        (a)-(d) This statement is being filed by Purchaser, Parent, Mr. Hughes and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such Employment or occupation was conducted, of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

        (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser and Parent. During the last five years, neither the Company nor, to the best knowledge of the Company or Purchaser, any director or executive officer of the Company, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser and Parent. The citizenship of each of the directors and executive officers of the Company is set forth in
Schedule II to the Offer to Purchase which is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations.

        (a)(1)-(2). The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

        (b)     Not applicable.

Item 4. Terms of the Transaction.

        (a) The information set forth on the cover page of the Offer to Purchase and in the INTRODUCTION; "SPECIAL FACTORS -- ("Background of the Offer and the Merger"), ("Interests of Certain Persons); THE TENDER OFFER -- Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Conditions of the Offer"), Section 10 ("The Merger Agreement"), Section 11 ("Dividends and Distributions"), Section 12 ("Certain Legal Matters; Regulatory Approvals") and Section 16 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth in SPECIAL FACTORS -- ("Background of the Offer and the Merger"), ("Purposes of the Offer and the Merger"), ("Certain Effects of the Offer and the Merger"), ("Interests of Certain Persons"), ("Description of Ownership of Herbalife Before and After the Offer and the Merger"); THE TENDER OFFER -- Section 10 ("The Merger Agreement") and Section 11 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer or Affiliate.

        (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

        (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.


Item 6. Source and Amount of Funds or Other Consideration.

        (a) The response to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

        (b) The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

        (c) The response to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

        (d)     Not applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

        (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

        (b) The information set forth in SPECIAL FACTORS -- ("Background of the Offer and the Merger"), ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger") and ("Purposes of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

        (c)-(d) The information set forth in SPECIAL FACTORS -- ("Background of the Offer and the Merger"), ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger"), ("Position of the Purchaser As to the Fairness of the Offer and the Merger"), ("Certain Effects of the Offer and the Merger"), ("Interests of Certain Persons"), ("Conduct of Herbalife's Business after the Offer and the Merger"), ("Certain Financial Projections) and ("Description of Ownership of Herbalife Before and After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)-(g) The information set forth in the INTRODUCTION; "SPECIAL FACTORS -- Background of the Offer and the Merger", ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger"), ("Position of the Purchaser As to the Fairness of the Offer and the Merger"), ("Opinion of Financial Advisor to the Special Committee"), ("Purpose of the Offer and the Merger"); THE TENDER OFFER -- Section 4 ("Withdrawal Rights"),
Section 5 ("Conditions of the Offer"), Section 6 ("Price Range of Shares"),
Section 10 ("The Merger Agreement") and Annex C ("Text of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes") of the Offer to Purchase is incorporated herein by reference.

        (f)     Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(c) The information set forth in SPECIAL FACTORS -- ("Background of the Offer and the Merger"), ("Opinion of Financial Advisor to the Special Committee") ("Recommendation of the Special Committee and the Board of
Directors; Fairness of the Offer and the Merger"), ("Opinion of       "),
("Position of Purchaser As to the Fairness of the Offer and the Merger") and in Annex B of the Offer to Purchase is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

        (a) The Response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

        (b) Not Applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

   The Response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        (a)-(b) The information set forth in the INTRODUCTION; SPECIAL FACTORS -- ("Background of the Offer and the Merger"), ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger"), ("Purposes of the Offer and the Merger"), ("Position of the Purchaser As to the Fairness of the Offer and the Merger"), ("Interests of Certain Persons") and THE TENDER OFFER -- Section 10 ("The Merger Agreement"); in the Offer to Purchase is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

        (a)-(b) The information set forth in TENDER OFFER -- Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

        (c)     Not applicable.

Item 14. Financial Information.

        (a)-(b) The information set forth in THE TENDER OFFER -- Section 7 ("Certain Information Concerning the Company"); Schedule III ("Financial Statements of the Company"); and "DOCUMENTS INCORPORATED BY REFERENCE" of the Offer to Purchase is incorporated herein by reference.

Item 15. Persons and Assets Employed, Retained or Utilized.

        (a)     Not applicable.

        (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16. Additional Information.

         The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

EXHIBIT
  NO.                                             DESCRIPTION
-------                                           -----------
(a)            Not applicable.
(b)(1)         Fairness Opinion of Bear, Stearns & Co. Inc. dated
               September 13, 1999 (included as Annex B to Exhibit (d)(1).
(b)(2)         Presentation materials prepared by Bear, Stearns & Co. Inc.
               presented to the Special Committee of the Board of Directors of
               the Company on September 13, 1999.
(c)(1)         Agreement and Plan of Merger, dated as of September 13, 1999, by and among the Company, Purchaser, Parent, The Mark Hughes Family
               Trust and Mark Hughes (included as Annex A to Exhibit (d)(1)).
(c)(2)         The Equity Commitment letter from Mark Hughes to the Company dated September 10, 1999 (incorporated herein by reference to
               Exhibit (c)(2) to the Schedule 14D-1).
(d)(1)         Offer to Purchase, dated September 17, 1999 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1).
(d)(2)         Letter of Transmittal (incorporated herein by reference to
               Exhibit (a)(2) to the Schedule 14D-1).
(d)(3)         Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule 14D-1).
(d)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees (incorporated herein by reference to Exhibit
               (a)(4) to the Schedule 14D-1).

(d)(5)         Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule 14D-1).
(d)(6)         Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9 (incorporated herein by reference to Exhibit
               (a)(6) to the Schedule 14D-1).
(d)(7) Summary Advertisement, dated September 17, 1999 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-1).
(d)(8)         Press Release, dated September 13, 1999, issued by Purchaser
               (incorporated herein by reference to Exhibit (a)(8) to the Schedule 14D-1).
(e)            Description of Dissenter's Rights (included as Annex C to Exhibit
               (d)(1)).
(f)            Not Applicable.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 17, 1999                 HERBALIFE INTERNATIONAL, INC.



                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President

DATED: September 17, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
(a)       Not applicable.
(b)(1)    Fairness Opinion of Bear, Stearns & Co., Inc. dated September 13, 1999
          (included as Annex B to Exhibit (d)(1)).
(b)(2)    Presentation materials prepared by Bear, Stearns & Co. presented to the Special Committee of the Board of Directors of the Company on
          September 13, 1999.
(c)(1)    Agreement and Plan of Merger, dated as of September 13, 1999, by and among the Company, Purchaser, Parent, The Mark Hughes Family Trust
          and Mark Hughes (included as Annex A to Exhibit (d)(1)).
(c)(2)    The Equity Commitment Letter from Mark Hughes to the Company
          Incorporated herein by reference to Exhibit (c)(2) to the Schedule
          14D-1).
(d)(1)    Offer to Purchase, dated September 17, 1999 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1).
(d)(2)    Letter of Transmittal (incorporated herein by reference to Exhibit
          (a)(2) to the Schedule 14D-1).
(d)(3)    Notice of Guaranteed Delivery (incorporated herein by reference to
          Exhibit (a)(3) to the Schedule 14D-1).
(d)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule 14D-1).
(d)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule 14D-1).
(d)(6)    Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9 (incorporated herein by reference to Exhibit
          (a)(6) to the Schedule 14D-1).
(d)(7)    Summary Advertisement, dated September 17, 1999 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).
(d)(8)    Press Release, dated September 13, 1999, issued by Purchaser
          (incorporated herein by reference to Exhibit (a)(8) to the
          Schedule 14D-1).
(e)       Description of Dissenter's Rights (included as Annex C to Exhibit
          (d)(1)).
(f)       Not applicable.

[Add 144A]


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